UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

___________________

Form 6-K/A

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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of August 2025

Commission File Number: 001-40753

ICECURE MEDICAL Ltd.
(Translation of registrant’s name into English)

7 Ha’Eshel St., PO Box 3163
Caesarea, 3079504 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

CONTENTS

IceCure Medical Ltd. (the “Company”) is filing this Amendment No. 1 (the “Amendment”) to its Report of Foreign Private Issuer on Form 6-K as furnished with the U.S. Securities and Exchange Commission (“SEC”) on July 28, 2025 (the “Form 6-K”). On July 28, 2025, the Company furnished on the Form 6-K a Notice of Meeting, Proxy Statement and Proxy Card for the Special General Meeting of Shareholders to be held on Monday, September 1, 2025 (the “Meeting”). The Company is amending the Form 6-K and replacing the previously published Notice of Meeting and Proxy Statement furnished with the Form 6-K as Exhibits 99.1 and 99.2 thereto, respectively, in their entirety for the sole purpose of including the URL website address for shareholders to attend the Meeting, which is taking place by means of remote communication only. No changes were made to Exhibit 99.3 to the Form 6-K.

The Company hereby is furnishing the amended Notice of Meeting and amended Proxy Statement hereto as Exhibits 99.1 and 99.2, respectively.

Only shareholders of record who hold ordinary shares, no par value, of the Company at the close of business on Monday, August 4, 2025, will be entitled to notice of and to vote at the Meeting and any postponements or adjournments thereof.

This Amendment to the Form 6-K is incorporated by reference into the Company’s Registration Statements on Form F-3 (File Nos. 333-267272 and 333-258660) and Form S-8 (File Nos. 333-270982, 333-264578, 333-262620 and 333-281587), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Amendment to the Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibits No.
99.1	Notice of Meeting for the Special General Meeting of Shareholders to be held on September 1, 2025, originally dated July 28, 2025 as amended on the date hereof.
99.2	Proxy Statement for the Special General Meeting of Shareholders to be held on September 1, 2025, originally dated July 28, 2025 as amended on the date hereof.
99.3

Proxy Card for the Special General Meeting of Shareholders to be held on September 1, 2025 (incorporated herein by reference to Exhibit 99.3 to the Company’s Form 6-K (File No. 001-40753) furnished with the SEC on July 28, 2025).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IceCure Medical Ltd.
Date: August 1, 2025	By:
Name:
Title: